[STUBBS ALDERTON & MARKILES, LLP LETTERHEAD]

                                         ALBERT ASATOORIAN
                                         Senior Counsel
                                         Direct       818.444.4506
                                         Voice
                                         Direct Fax   818.474.8606
                                         E-Mail       aasatoorian@biztechlaw.com


May 17, 2006

VIA EDGAR AND FACSIMILE

Michael Moran
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

         RE:      IRONCLAD PERFORMANCE WEAR CORPORATION
                  RESPONSES TO STAFF COMMENTS OF MAY 15, 2006
                  FILE NO. 0-51365

Dear Mr. Moran:

         On behalf of Ironclad Performance Wear Corporation (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated May 15, 2006 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. For your convenience, each of our responses is preceded with a bold-face recitation of the corresponding comment set forth in the Comment Letter. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

1. WE UNDERSTAND THAT THE ENTITY FORMERLY KNOW AS EUROPA TRADE AGENCY LTD. IS THE LEGAL ENTITY THAT SURVIVED THE MAY 9, 2006 MERGER WITH IRONCLAD. WE BELIEVE THE LEGAL ENTITY HAD A CHANGE OF ACCOUNTANTS AND NEEDS TO PROVIDE ALL OF THE DISCLOSURES REQUIRED BY ITEM 304 OF REGULATION S-B IN AN AMENDED FORM 8-K FILING. THE AMENDMENT SHOULD ALSO INCLUDE A LETTER FROM EUROPA'S FORMER INDEPENDENT ACCOUNTANTS STATING WHETHER OR NOT THEY AGREE WITH THE DISCLOSURES IN THE FILING. SEE ITEM 304(A)(3) OF REGULATION S-B.

         As reported in the Company's Current Report on Form 8-K filed with the Commission on May 12, 2006, the Company closed the merger transaction on May 9, 2006, after the end of the Company's last completed fiscal quarter on April 30, 2006. As a result, the Company was required to file a quarterly report for the quarterly period ended on April 30, 2006. The Company's quarterly report on Form 10-QSB for the quarterly period ended April 30, 2006 (the "Quarterly Report") was filed with


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
Securities and Exchange Commission
May 17, 2006
Page 2


         the Commission on May 12, 2006. The Quarterly Report reflects the operations of the Company before the merger transaction, and the financial statements included in the Quarterly Report were reviewed by Morgan & Company ("Morgan & Co."), the Company's former independent accountants (the independent accountants of the Company during, and through the end of, the quarterly period ended April 30, 2006). The Company dismissed Morgan & Co. effective as of May 12, 2006, after the filing of the Quarterly Report. Concurrently with the filing of this letter, the Company is filing a new Current Report on Form 8-K to provide the disclosures required by Item 304 of Regulation S-B.

2. PLEASE NOTE THAT OUR RECORDS REFLECT THE FILE NUMBER AS SHOWN ABOVE. PLEASE USE THIS NUMBER IN FUTURE FILINGS.

         Thank you for your comment. The Company will use this number in future filings as requested.

         In connection with this response, the Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

         o staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                    * * * * *

Securities and Exchange Commission
May 17, 2006
Page 3


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone Thomas Walsh, the Company's Chief Financial Officer at (310) 577-5820 or myself at (818) 444-4506.

                                       Sincerely,


                                       /s/ Albert P. Asatoorian
                                       ------------------------
                                       Albert P. Asatoorian



cc:      Robert Burnett
         Eduard Jaeger
         Thomas Walsh
         Andrew Lee